November 21, 2014

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Actuate Corporation

Form 10-K for the fiscal year ended December 31, 2013 - Filed March 7, 2014

Form 10-Q for the quarterly period ended June 30, 2014 - Filed August 7, 2014

Forms 8-K furnished on August 6, 2014, May 1, 2014 and February 4, 2014

File No. 000-24607

Dear Mr. Krikorian:

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated October 23, 2014 (the “Comment Letter”) in which the Staff of the Commission (the “Staff”) requested certain information regarding the above-referenced filings. For your convenience, the numbering of this response corresponds to the section headings and numbering used by the Staff in the Comment Letter.

The Company acknowledges that the adequacy and accuracy of disclosures in our filings with the Commission are our responsibility. We acknowledge that the Staff’s comments or changes to our disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to our filings. We also understand that the Staff’s comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the fiscal year ended December 31, 2013

Consolidated Financial Statements

Note 13. Geographic Information, page F-42

1.	We note your disclosure of “North America” revenue. Please tell us what consideration you gave to ASC 280-10-50-41, which requires you to disclose revenues for the United States, your country of domicile.

We respectfully advise the Staff that in future filings we will quantitatively disclose the revenue attributed to the United States consistent with ASC 280-10-50-41 in response to the Staff’s comment. The added disclosure has been included in our footnotes commencing with our Form 10-Q filing for the fiscal quarter ended September 30, 2014.

Below is an illustration of the proposed disclosure:

“Revenues by geographical region are as follows (in thousands):

	Three Months Ended September 30,		Nine months Ended September 30,
	2014	2013	2014	2013
Revenues:
North America (1)	$18,029	$25,679	$55,234	$80,231
Europe, Middle East, and Africa (EMEA)	5,106	5,082	15,880	17,675
Asia Pacific and others	1,134	1,530	3,754	4,205

	$24,269	$32,291	$74,868	$102,111

(1)	Approximately 95% and 97% of the North America revenue in the three and nine months ended September 30, 2014 and 2013, respectively, is attributed to the United States.”

Form 10-Q for the quarterly period ended June 30, 2014

Condensed Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 8

2.	We note your disclosures throughout your filing regarding the transition from perpetual licenses to a subscription model. Please explain what you mean by “subscription model” and tell us more about your subscription agreements. In this regard, it is unclear to us whether the subscription model includes term licenses, software-as-a service or something else. Given this change in your business model please tell us how your current revenue recognition policy reflects your new offerings and how they are accounted for.

We respectfully advise the Staff that by “subscription model” we are referring to time-based licensing arrangements whereby the customer is licensing our products for use only during a specific timeframe. After the expiration of such timeframe, they no longer have the ability to use the product, unless they choose to renew the subscription license. These subscription licenses can come in one of two forms, either as a hosted software as a service (SAAS) offering, whereby Actuate hosts the software on our servers for the benefit of the customer, or as an “on-premise” subscription, where the customer installs and maintains the software on their own servers. The large majority of our subscription licenses sold are of the latter, on-premise variety. For SAAS and on-premise subscriptions, the revenue is recognized as follows:

•	SAAS revenue is recognized ratably over the term of the SAAS subscription arrangement. The full fee is recognized in the services revenue line on the income statement. This is due to the fact that Actuate is providing a service element to the customer by hosting the software and we are unable to establish VSOE for the hosted element of the transaction. Therefore, we are unable to break out the total fee into the separate elements of license, maintenance, and hosting services and are forced to record the entire amount in services revenue.

•	In the case of on-premise subscriptions, we only have two elements, license and maintenance. We are able to break down the total transaction into these two discreet elements. Consequently, on-premise subscription license revenue is recognized on the license revenue line of the income statement while the maintenance component is recognized in the services revenue line. The maintenance component is recognized ratably over the term of the maintenance arrangement. The license component is typically recognized ratably over the term of the subscription license in cases where we are unable to establish VSOE for the maintenance element. However, in certain instances, if we are able to establish VSOE and satisfy the stringent criteria governing time based licenses, (including those stipulated in Technical Practice Aid 5100.54 entitled “Fair Value of PCS in a multi-year time-based license and software revenue recognition”), we may recognize the license revenue component entirely at the time of contract execution.

We respectfully advise the Staff that we will enhance our discussion of the accounting treatment for subscription licenses in future filings by replacing the discussion from the “Summary of Significant Accounting Policies” section found at the bottom of Page 8 of our 10-Q for the period ended June 30, 2014, and replacing it with the following:

“In addition to licenses sold on a perpetual basis, Actuate also sells its products on a time-based arrangement. In these time-based licensing arrangements, the customer is licensing our products for use only during a specific timeframe. After the expiration of such timeframe, they no longer have the ability to use the product, unless they choose to renew the subscription license. The time-based licenses are sold either as on-premise, time-based offerings or as hosted Software-as-a-Service (SaaS) offerings. The on-premise subscription transactions are broken down into separate license and maintenance components. The license component is typically recognized ratably over the term of the underlying arrangement as license revenue while the maintenance component is recognized ratably over the term of the underlying arrangement in services revenue in the Company’s Condensed Consolidated Statement of Operations. In certain instances, if we are able to establish VSOE and satisfy the stringent criteria governing time based licenses, we may recognize the license revenue component of these on-premise subscriptions entirely at the time of contract execution.

In our SaaS Subscriptions, Actuate hosts and maintains the software on behalf of the customer. Actuate recognizes revenue on these licenses ratably over the term of the underlying arrangement. Revenues from Actuate’s SaaS offerings are reported as services revenue in the Company’s Condensed Consolidated Statement of Operations.”

Note 6. Goodwill and Other Purchased Intangible Assets, page 17

3.	We note your disclosure that there have been no significant events or circumstances that may have impacted the valuation of goodwill subsequent to the assessment performed on October 1, 2013. Please tell us how you considered the following when making this determination:

•	There has been a significant decline in your market capitalization as a result of the decline in the fair value of your common stock. In this regard, we note that your stock price was $7.41 on October 1, 2013 compared to $4.77 as of June 30, 2014.

•	The decline in license and maintenance revenue as well as the fact that you operated at a loss in the three and six-months ended June 30, 2014.

We respectfully advise the Staff that our statement indicating that there had been no significant events or circumstances affecting the valuation of goodwill was based on the guidance listed in the FASB Codification. The applicable sections of the Codification stipulate the following:

Step One

350-20-35-4 The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill.

350-20-35-5 The guidance in paragraphs 350-20-35-22 through 35-24 shall be considered in determining the fair value of a reporting unit.

350-20-35-6 If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary.

350-20-35-8 If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss, if any.

Determining the Fair Value of a Reporting Unit

350-20-35-22 The fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. Quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available. However, the market price of an individual equity security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit as a whole.

350-30-35-14 — An intangible asset that is subject to amortization shall be reviewed for impairment in accordance with the Impairment or Disposal of Long-Lived Assets Subsections of Subtopic 360-10 by applying the recognition and measurement provisions in paragraphs 360-10-35-17 through 35-35. In accordance with the Impairment or Disposal of Long–Lived Assets Subsections of Subtopic 360-10, an impairment loss shall be recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value. After an impairment loss is recognized, the adjusted carrying amount of the intangible asset shall be its new accounting basis. Subsequent reversal of a previously recognized impairment loss is prohibited.

Measurement of an Impairment Loss

360-10-35-17 — An impairment loss shall be recognized only if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). That assessment shall be based on the carrying amount of the asset (asset group) at the date it is tested for recoverability, whether in use (see paragraph 360-10-35-33) or under development (see paragraph 360-10-35-34). An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value.

360-10-35-21 A long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The following are examples of such events or changes in circumstances:

a.	A significant decrease in the market price of a long-lived asset (asset group)

b.	A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition

c.	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator

d.	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group)

e.	A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group)

f.	A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The term more likely than not refers to a level of likelihood that is more than 50 percent.

Based on this guidance, as part of our Goodwill impairment review performed in October 2013, we determined that at that time the fair value of Actuate (based on the quoted market price) significantly exceeded its carrying value, including goodwill. At that time we had also performed a supplemental analysis to determine the market price at which our carrying value would equal the fair value of the Company. Based on our calculation, we determined that the Company’s fair value would equal its carrying value when the quoted stock market price was approximately $2.69 per share. Although our stock has decreased significantly over the past 9 months since that calculation was made, at no time has the stock price come close to dropping below that threshold. We further advise the Staff that in October 2014 we completed our Goodwill impairment testing for the current year and have determined that the fair value of the company continues to exceed its carrying value, although admittedly by a narrower margin than seen in prior years. As of October 1, 2014 the Company’s fair value based on the quoted stock market price was approximately $185.2 M, compared to its carrying value of $113.8 M.

In regards to the broader category of definite lived intangibles, we respectfully advise the Staff that management reviewed the balances of our definite-lived intangible assets (which include Purchased Technology, Customer Lists, and Leases) internally. It is important to note that the balances are related to our Content Services and Analytics technologies. Both of these technologies remain an integral part of our sales strategy going forward and are expected to continue to drive significant revenues for the Company in the future. Based largely on these factors, Management has concluded that the fair value of our current intangible balances exceeds the carrying value and is recoverable.

Note 8. Deferred Revenue, page 23

4.	Please explain the decrease in deferred revenue between December 31, 2013 and June 30, 2014. In this regard, tell us why there was a decrease in deferred revenue considering that your maintenance renewal rate is in excess of 90% and your new revenue model appears to require prepayment of subscription fees.

We respectfully advise the Staff that there are many variables that affect the deferred revenue balances of the Company at the end of any particular period. The maintenance renewal rate and the prepayment of subscriptions are only two factors among many. In reality, to date, subscriptions have had little effect on the deferred revenue balance due to the fact that the transition is still very much in its early stages and therefore remains a very small percentage of the overall deferred balance. Maintenance, however, is the major component of the deferred revenue balance and changes in that area of business directly and significantly affect the overall deferred revenue balance. It is important to remember, however, that the renewal rate is only one of many significant factors to keep in mind when analyzing the maintenance deferred revenue. Some of the other major factors that affected the decrease in deferred revenue from 12/31/13 to 6/30/14 include the following:

•

Seasonal impact of maintenance renewal bookings – from a historical perspective, it is not unusual for the Company to experience a significant drop in the deferred revenue balance from the end of the fourth quarter to the end of the second quarter. In prior years we have typically seen decreases of 5-7% in the deferred balance during this period. The reason for the decrease is principally due to the fact that the fourth quarter tends to have the highest amount of maintenance renewal bookings and billings of all our fiscal quarters. As those bookings amortize over the next twelve months we experience an overall decline in the balance throughout the year. The maintenance bookings in Q4 tend to be higher than other quarters partly due to the fact that many customers tend to synchronize their maintenance agreements to coincide with the end of the calendar year. Also, Q4 tends to have overall higher license sales, which contribute to the maintenance balances attributable to that period.

•	Timing of maintenance renewals – The timing of when a particular maintenance renewal booking is made also has a significant impact on the deferred revenue balance. The amount of “pull-forwards” experienced in any particular quarter is highly variable. A pull-forward refers to an instance where the Company secured and booked a maintenance renewal order in a quarter preceding the quarter in which the current maintenance renewal term expires. Pull-forwards have a direct impact on deferred revenue but there is no revenue taken in the period in which they are booked, because the start date has not yet occurred. Actuate experienced a high volume of pull-forwards in the fourth quarter of 2014 as compared to those seen in the quarter ended 6/30/14. These Q4 pull forwards tended to inflate the deferred revenue balance at the end of Q4. If these maintenance renewals were booked in the period in which they began, the deferred revenue balance would have been much lower at 12/31/13. We believe that the high level of pull forwards experienced in the fourth quarter were caused primarily by the following two factors:

•	Incentive plans tend to end at the end of the fiscal year and are largely based on bookings volume. Therefore, our Maintenance Renewal reps are incented to pull-forward as many renewal orders as possible toward the end of the fiscal year.

•	Customers tend to prefer renewal terms that start on the first day of the fiscal year and tend to co-term their maintenance renewals towards that date. Therefore, there is a much larger number of renewal orders that begin on the first day of Q1 than at the beginning of any other quarter. These early-quarter renewals are much more likely to be pulled-forward.

•	Declines – The deferred revenue balance would have decreased for any maintenance renewal terms that expired in the first 6 months of 2014 and were not renewed for the prospective year. As you pointed out, we reported that we experienced a decline rate of approximately 10% during the first 6 months of 2014.

•	First Year Maintenance – offsetting the decreases to the deferred revenue would be the first year maintenance added for any new license transactions secured in the first 6 months of 2014. Any new license transactions booked in that period would serve to increase the deferred revenue balance by an amount equal to any maintenance tied to that license order.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 24

5.	Please consider expanding your overview in future filings to include a more detailed assessment of whether the trends and uncertainties of transitioning from your legacy product suite to your new product offerings will have, or are reasonably likely to have, a material impact on the company’s liquidity, capital resources or results of operations. See Item 303 of Regulation S-K. For additional guidance, consider Section III of SEC Release No. 33-8350.

We respectfully advise the Staff that we have mentioned our transition from our legacy product suite to our new Birt iHub product offering repeatedly throughout our recent SEC filings to ensure that the reader is aware of the transition. However, we understand that the Staff would like to see more detailed discussion on the specifics of the transition. Therefore, in future filings we will augment the current discussion of the subscription transition currently seen on page 24 of our 10-Q filing for the period ended June 30, 2014 and replace it with the following language:

“We continue to transition from our legacy e.Reports/iServer product suite to our new BIRT iHub product offerings. We no longer proactively pursue sales of our legacy e.Reports products and as a consequence we are experiencing a decrease in license revenues generated by our e.Report/iServer products. We expect this decrease to be mitigated by increases in license revenue generated by our successor BIRT iHub offerings over time. Over time, BIRT iHub is expected to become the dominant contributor to license and maintenance revenues. However, during this transition we may experience delays in adoption of our BIRT iHub offerings by our customers which can adversely impact our license revenues. As a result of this transition we are experiencing and will likely experience the following effects:

•	License revenues will be adversely affected – As sales of our legacy products decline over the next several periods, it will have a negative impact on total license revenue growth. We expect that total license revenues derived from our e.Reports products will eventually approach zero over a protracted period of time.

•	Maintenance revenues will be negatively impacted – As existing projects using our legacy products come to their natural end of life, it is likely that those customers will increasingly decline the maintenance related to those projects. We have already experienced this impact in recent periods and expect to see additional impact in the coming fiscal periods.

•	Cash balances and operating cash flows will be negatively impacted by the decreased license and maintenance sales associated with our legacy products.

Because of the impacts noted above, we expect that the transition from our legacy products to our new Birt iHub products will have a negative impact on the Company’s liquidity, capital resources and results of operations until such time that our sales of the new Birt iHub products rise to such a volume that they serve to compensate for the impact.”

6.	We note your disclosures on page 25 regarding transition to a subscription model. Please tell us what consideration was given to disclosing how this transition will occur. In this regard, we note that in your earnings call transcript you have indicated that subsequent to July 1, 2014 new customers will only be able to purchase subscription-based offerings.

We respectfully advise the Staff that we have mentioned our transition to a subscription based model repeatedly throughout our recent SEC filings to ensure that the reader is aware of the transition. However, we understand that the Staff would like to see more detailed discussion on the specifics of the transition. Therefore, in future filings we will augment the current discussion of the subscription transition currently seen on page 25 of our 10-Q filing for the period ended June 30, 2014 by replacing it with the following language:

“In the past Actuate priced and sold its products primarily on a perpetual basis. However, we are seeing a shift in customer’s purchasing behavior for enterprise software. This shift appears to favor a subscription pricing model. Therefore, we recently announced that we were actively transitioning and accelerating our primary pricing model to a subscription model. We believe that this shift will increase customer product acquisition and will result in smoother, cyclical revenues over the medium-to-long term. Generally speaking, these subscription licenses will be recognized ratably over the subscription service period. The subscription model provides more flexibility for our customers to use our software and we believe is in line with current market trends. We believe subscription-based license should provide an easier adoption of commercial software for open source BIRT users and provide our customers with timely access to Actuate’s latest product releases. We are currently in the process of transitioning to this new subscription model. Following are some of the specific guidelines that we have implemented as part of this transition:

•	We intend that new sales opportunities identified after July 1, 2014 will be sold as subscription licenses.

•	We have adjusted the compensation plans for our sales representatives to incent them to convert perpetual license opportunities identified before July 1 to subscription licenses.

•	All perpetual license offers made prior to July 1, 2014 will expire on December 31, 2014. If the transaction is concluded prior to that time we will allow the license to be sold on a perpetual basis.

•	Going forward, existing perpetual license projects will be able to add additional perpetual capacity to existing projects.

It is our intention to enforce the transition to a subscription model based on the guidelines stipulated above. However, it is likely that we could have exceptions to this policy in the short term as we undergo the transition. We expect this transition to be substantially complete by 2017.

There are several key characteristics that differentiate prospective subscription license models from our prior, perpetual based model. Some of those characteristics are as follows:

•	Average selling prices for subscription licenses tend to be considerably lower than perpetual licenses. Consequently, during our conversion to a subscription model we will experience significantly lower revenues, operating income, and initial cash flows, which will likely adversely affect our cash balances and cash flow from operations for the next several years.

•	In subscription arrangements the customer does not own the software, but rather is paying for the right to use the software for a specific subscription term. Consequently, subscription licenses tend to be recurring in nature, whereas perpetual licenses are not, as the customer purchases the software outright. Due to their ratable treatment, the transition to a subscription model may result in net operating losses or lower net profits in future periods.

•	Subscription revenue going forward is expected to be usually taken ratably over the subscription period, whereas perpetual licenses were usually taken up front. Consequently, we have seen and expect to continue to see a marked decline in our license revenue for the next several years.

Because of the impacts noted above, we expect that the transition from our perpetual sales model to our new subscription licensing model will have a negative impact on the Company’s cash flows, liquidity, capital resources and results of operations until such time that our sales of the new subscription licenses rise to such a volume that they serve to compensate for the impact.”

7.	In addition, we note discussion on page 41 that you are determining new metrics to gauge the status of your business model transition. Please consider disclosing these metrics in future filings.

We respectfully advise the Staff that we are still evaluating and calculating the metrics related to our new subscription model. We intend to incorporate reporting of any new metrics into our 10-K filing for the period ended December 31, 2014.

Results of Operations

Revenues, page 28

8.	Considering the transition from perpetual license to a subscription model, tell us what consideration was given to separately disclosing the amounts of revenue for products and services based on whether the revenue arose from perpetual license sales or from your new subscription model.

We respectfully advise the Staff that we have given extensive and thorough consideration to separately disclosing the amounts of revenue for product and services based on whether the revenue arose from perpetual license sales or from recurring streams, such as subscriptions. We have determined that it would be useful to the investor community to present the revenue in that way. Consequently, we intend to inform the investor community that we will be changing the classification of revenue on the face of our Income Statement to better reflect this new view. The new classification categories that we intend to show on the income statement will be as follows:

License Revenue – includes revenue related to perpetual licenses and other licenses not expected to recur

Recurring Revenue – includes all revenue that is expected to recur, including all maintenance, on-premises subscription revenue and Saas Revenue

Professional Services/Training Revenue

We intend to begin showing the new classification beginning with our 10-K filing for the period ended December 31, 2014. Although a great deal of time and effort has already been invested in order to recast the revenue numbers for the past 5 years into this new view, we are still in the process of finalizing those numbers.

Forms 8-K furnished on August 6, 2014, May 1, 2014 and February 4, 2014

9.	We note that you adjust GAAP diluted shares for what the “share amounts would have been if they were calculated using non-GAAP results.” Please explain the nature of the adjustments made to arrive at non-GAAP diluted shares and tell us what consideration was given to providing a reconciliation from GAAP to non-GAAP diluted shares. See Item 101(a) of Regulation G.

We respectfully advise the Staff that the Company makes two different adjustments to GAAP diluted net shares in any particular quarter in order to calculate the number of Non-GAAP diluted shares.

The following table represents the adjustment from GAAP diluted to non-GAAP diluted shares for the periods referenced in your inquiry:

(In thousands)	Q2-14	Q1-14	Q4-13
Shares used in GAAP diluted per share calculation (a)	46,692	47,699	51,360
Adjustment 1: Dilutive potential common shares	1,069	—	—
Adjustment 2: Unamortized SBC expense shares (add-back)	243	—	635

Shares used in non-GAAP diluted per share calculation (b)	48,004	47,699	51,995

(a)	The Company reported GAAP net losses in the first quarter and the second quarters of Fiscal 2014. As a result, diluted shares reported under GAAP were equal to basic shares outstanding. In accordance with ASC 260-10-55-3B, potential common shares were excluded from diluted shares in computation of GAAP diluted EPS, because to do so would be anitdilutive.
(b)	The Company reported GAAP and non-GAAP net losses during the first quarter of 2014. Potential common shares were excluded from GAPP and non-GAAP diluted shares in computation of diluted EPS, because to do so would be anitdiultive.

Adjustment 1: Dilutive potential common shares

The Company applies the treasury stock method, using the guidance provided in ASC 260-10-45-16, “Earnings Per Share (EPS)”, for calculating its GAAP diluted shares outstanding. The Company increases its GAAP basic shares outstanding by the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued (“Common Share Equivalents”). These potential common shares are only added if doing so would prove to be dilutive. In cases where GAAP and non-GAAP results are either both profitable or both unprofitable, no adjustment to GAAP dilutive shares is necessary to arrive at a non-GAAP dilutive share total. However, in cases where our GAAP results are unprofitable and non-GAAP results are profitable an adjustment is necessary. This is because GAAP basic shares and GAAP fully diluted shares are identical when in a loss position as any addback of potential common shares would be anti-dilutive. However, since the pro-forma results are profitable the potential shares would be dilutive and therefore should be added back to non-GAAP basic shares in order to arrive at total Non-GAAP diluted shares.

Adjustment 2: Unamortized SBC expense shares (add-back)

The guidelines set forth in the FASB codification stipulate that an adjustment should be made to GAAP diluted shares to add-back common share equivalents associated with unamortized share-based compensation (“SBC”) expense. This add-back is related to stock compensation costs attributed to future services that are not yet recognized. Since those shares are not yet “earned” the FASB mandates that we reduce the number of outstanding shares attributable to these unamortized share based expenses. In other words, under the treasury stock method these unamortized expenses are considered to be an additional source of proceeds that the Company can use to repurchase its own stock from the pool of outstanding shares. As a result of this adjustment, GAAP diluted shares outstanding are reduced by utilizing these potential proceeds.

Conversely, for non-GAAP reporting, the Company adds back the equivalent shares associated with unamortized SBC expense to its GAAP diluted share amount. The reason for this increase or add-back is because SBC expense is excluded from the Company’s non-GAAP operating results (the numerator in the EPS formula) in arriving at non-GAAP EPS. Accordingly, the potential buy-back benefit associated with these unamortized SBC shares as reflected in the GAAP diluted share amount is also excluded from the calculation of non-GAAP EPS (the denominator in the EPS formula). By adding the equivalent shares associated with the unamortized SBC expense to the GAAP diluted shares, the Company properly aligns the impact of SBC expense in both the numerator and the denominator of its non-GAAP EPS.

Should you have any further questions, please do not hesitate to call me at (650) 645-3494.

Sincerely,

/s/ Daniel Gaudreau

Daniel Gaudreau

Senior Vice President, Operations and Chief Financial Officer

cc:	Ms. Tamara Tangen, Staff Accountant, Division of Corporate Finance

Ms. Christine Davis, Assistant Chief Accountant, Division of Corporate Finance